Exhibit 1

FOR IMMEDIATE RELEASE	23 December 2010

WPP PLC (“WPP”)

H&K has agreed to acquire a majority stake in
Global Tanitim Halkla Iliskiler in Turkey

WPP announces that its wholly-owned operating company, Hill & Knowlton ("H&K"), the leading international communications consultancy, has agreed to acquire a majority stake in a public relations consultancy, Global Tanitim Halkla Iliskiler Arastirma ve Ozel Egitim ve Danismanlik Hizmetleri A.S. ("Global Tanitim") in Turkey.

Founded in 1989, Global Tanitim is based in Istanbul and employs 28 people. Clients include easyJet, Ernst & Young, RIM (BlackBerry) and Siemens.

Global Tanitim’s unaudited gross revenues for the year ended 31 December 2009 were TL 4.8 million, with gross assets at the same date of approximately TL 2.0 million.

This investment will continue WPP’s strategy of developing its networks in fast growing markets and sectors. Turkey is one of the fastest growing markets in the world, identified by Goldman Sachs as one of the Next 11 world economies to watch.

ENDS

For further information, contact:

Feona McEwan, WPP
+44 (0)20 7408 2204
Email: fmcewan@wpp.com